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Santos Ltd
ABN 80 007 550 923
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
INVESTOR RELATIONS
Facsimile: 61 8 8218 5131
Telephone: 61 8 8218 5722
www.santos.com.au

Santos

Facsimile

To:	**Company Announcements Office Australian Stock Exchange**	**Fax:**	1300 300 021
From:	Investor Relations	**Return Fax:**	08 8218 5131
Date:	11 July 2002		
Subject:	**Weekly Drilling Summary**	**No of pages:** (incl. this one)	2

(IF INCOMPLETE TRANSMISSION RECEIVED PLEASE PHONE: 08 8218 5722)

Weekly Drilling Summary
Week Ending 11 July 2002

Santos Limited - Weekly Drilling Report

ABN 80 007 550 923

Santos

Week Ending 11th July 2002

Wildcat Exploration Well

NO WILDCAT EXLPLORATION DRILLING WAS UNDERTAKEN DURING THE REPORTING PERIOD.

Enquiries: Dr Graeme Bethune
General Manager Business Development
Ph: 08 8218 5157
Fax: 08 8218 5970

During the week ending 11th July 2002 Santos Limited also participated in 3 appraisal wells and 11 development wells.
A complete list of Santos' drilling activity is available from www.santos.com